Mail Stop 3561

April 8, 2010

By Facsimile and U.S. Mail

Mr. Scott F. Frost
Vice President, Chief Financial Officer
      and Treasurer
Weis Markets, Inc.
1000 S. Second Street
P.O. Box 471
Sunbury, Pennsylvania 17801-0471

      Re: **Weis Markets, Inc.**
              Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008
              Filed March 12, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed March 12, 2009
              Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009
              Filed May 7, 2009
              Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009
              Filed August 6, 2009 and Amended August 14, 2009
              Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009
              Filed November 5, 2009
              File No. 001-05039

Dear Mr. Frost:

      We have completed our review of your Annual Report on Form 10-K for the fiscal year ended December 27, 2008 and related filings and have no further comments at this time.

                     Sincerely,

                     H. Christopher Owings
                     Assistant Director